808 Wilshire Boulevard, 2nd FloorT: 310.255.7700 Santa Monica, California 90401F: 310.255.7702

August 13, 2008

Jennifer Gowetski, Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Douglas Emmett, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 22, 2008
Form 10-Q for the quarterly period ended March 31, 2008
Filed May 8, 2008
File No. 001-33106

Dear Ms. Gowetski,

We are in receipt of your fax transmittal dated July 30, 2008 regarding comments to the above referenced filings.  We appreciate your assistance in enhancing both compliance and disclosure requirements with respect to our filings.

For the convenience of reference, each of the following comments contained in the July 30 letter is reprinted below in italics followed by our responses to your comments:

Form 10-K filed February 22, 2008

Comment 1
You state on page 8 that the following section includes “some” of the material risk factors.  Please advise us whether the most significant risk factors have been included in this filing, and, in future filings, please revise to state that you have included the most significant risk factors.

Response to Comment 1
This letter shall confirm that the most significant risk factors were included in our Form 10-K for the year ended December 31, 2007, filed February 22, 2008.  In future filings, we will state that we have included the most significant risk factors.

Jennifer Gowetski, Senior Counsel
United States Securities and Exchange Commission
August 13, 2008

Comment 2
We note Exhibits 10.11, 10.12, and 10.13.  To the extent each of these agreements has been executed or has become effective, please file the final agreement in future filings as an exhibit in accordance with Item 601(a)(4) of Regulation S-K or tell us why you believe this section is not applicable.

Response to Comment 2
We have filed the final agreements as Exhibits 10.11, 10.12, and 10.13 to our Form 10-Q filed August 7, 2008.  There were no substantive changes from the original filings.

Form 10-Q filed May 8, 2008

Comment 3
We note that paragraph 4 of the certifications included as Exhibits 31.1 and 31.2 to the Form 10-Q filed on May 8, 2008 does not appear to be in accordance with Item 601 (b)(31) of Regulation S-K.  Please file an amendment to the Form 10-Q filed May 8, 2008 that includes the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

Response to Comment 3
Concurrent with the filing of this correspondence, we have filed an amended Form 10-Q related to the 10-Q filed on May 8, 2008 to include the required language in paragraph 4 of the certifications filed as Exhibits 31.1 and 31.2.

In connection with the aforementioned responses, Douglas Emmett, Inc. acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (310) 255-7712.

Sincerely,

/s/ William Kamer
William Kamer
Chief Financial Officer
Douglas Emmett, Inc.